EXHIBIT 77C
OPPENHEIMER DEVELOPING MARKETS FUND

SPECIAL SHAREHOLDER MEETING (Unaudited)

On October 25, 2013, following an adjournment from a shareholder meeting held on June 21, 2013, as adjourned to August 2, 2013 and August 12, 2013, and September 27, 2013, a meeting of Oppenheimer Developing Markets Fund was held at which the sub-proposal below, as described in the Fund’s Proxy Statement, was not approved.  The following is a report of the votes cast:

2r:  Proposal to convert the Fund’s investment objective from fundamental to non-fundamental
For                              Against                                Abstain
263,211,315                       133,519,125                                10,366,830